
10011769

OFFERING CIRCULAR

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 1-A -A

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

SOLAR*MAGIC™ International Incorporated

(Exact name of issuer as specified in its charter)

NEW HAMPSHIRE
(State or other jurisdiction of incorporation or organization)

PO Box 448, Antrim, NH 03440
(Mailing address, including zip code, and telephone number, including area code of issuer's principal executive office)

c/o Egon Ali Oglu
PO Box 448, Antrim, NH 03440
(603) 588-2688
eaoglu@mcttelecom.com
(Name, address, including zip code, and telephone number, including area code, of agent for service)

3600
(Primary Standard Industrial Classification Code Number)

26-3844999
(IRS Employer Identification Number)

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION, HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

PART I – NOTIFICATION

ITEM 1. Significant Parties

(a) (b) Directors and Officers

Name and Address	Position(s) Held
Egon Ali Oglu 6 Aiken Street, # 215, Antrim, NH 03440	President, Secretary, Operating Officer, Director
Karen B. Scott 37 Beaver Dam Road, Antrim, NH 03440	Director, Vice President
Karen A.B. Jagoda 9302 La Jolla Farms Road, La Jolla, CA 92037	Director, Vice President
Joe C. Bills 12 Old Hancock Road, Hancock, NH 03449	Director, Vice President IT

(c) General partners of the issuer N/A

(d) (e) Recorded and beneficial owners of 5 percent or more of any class of the issuer's equity securities.

The following provides the names and addresses of each of the Solar*Magic™ International Incorporated's affiliates who own 5% or more of any class of our preferred or capital stock:

Name and address of Beneficial Owner	Shares of Voting Stock Beneficially Owned	Percentage of Total Voting Beneficially Owned
The Trust's beneficial owner is the Trust itself and shares were issued to the Trust entity.		
AICO Revocable Trust PO Box 448, Antrim, NH 03440	25,000,000 Preferred 79,993,000 Common	83.333% 99.993%

(f) (g) Promoters and affiliates of the issuer

SOLAR*MAGIC™ International Incorporated is the only promoter. No underwriters and or brokers are involved. The Company's officers and directors, Egon AliOglu and Karen Scott will be the only individuals responsible and active in the promotion and sale of securities.

(h) Counsel for issuer

L. Phillips Runyon III, Attorney
Bowditch & Dewey, L.L.P.
45 Main St
Peterborough, NH 03458-2433
(603) 924-3050

Vincent DeVito, Attorney
Bowditch & Dewey, L.L.P.

George Dishong, Patent Attorney
40 Bryant Rd
Jaffrey, NH 03452

(i) through (m) None

ITEM 2. Application of Rule 262

No persons identified in response to Item 1 are subject to any of the disqualification provisions as set forth in Rule 262.

ITEM 3. Affiliate Sales

None of the proposed offering involves the resale of securities by affiliates of the issuer. The issuer has not had a net income from operations of the character in which the issuer intends to engage for at least one of its last two fiscal years. The company has spent expenditures in excess of revenues the past two years developing its products and marketing plans.

ITEM 4. Jurisdiction in which securities are to be offered

At present, no shares of the issuer will be offered through underwriters, dealers or salesmen.

The offering will be made through officers and directors of the issuer, and no offering will be made by advertisements, mail, telephone or otherwise, except to the extent that officers and directors of the issuer utilize the telephone, facsimile, mail and similar communication mediums to communicate with potential investors with which they have a pre-existing relationship, or have developed a relationship, concerning the offering. The issuer intends to make this offering in the following states: Colorado, Illinois, Indiana, Iowa, Massachusetts, Nevada, New York, New Hampshire, North Dakota, Oregon, Pennsylvania, South Carolina, Vermont, Virginia, Washington, Wisconsin, Wyoming, and Utah.

Registration or exemption will be processed prior to any securities being offered in each of the states listed herein.

ITEM 5. Unregistered securities issued or sold within one year

The founders of the Company have been issued the following common shares.

Egon Ali Oglu	1000	common shares
Karen Scott	2000	"
Karen Jagoda	2000	"
Robert Ali Oglu	2000	"
Joe Bills	2000	"
Max C. Adams	1000	"
Olivia Ali Oglu	1000	"
AICO Revocable Trust	79,989,000	"

The principal founder, AICO Revocable Trust, has not been issued the 25,000,000 Preferred stock but the Company has agreed to do so. The purpose of these shares is for the Company to encourage special solar research work by staff, to be used as incentive and promotion of activities by the staff for specific solar projects.

NOTE: You should consider carefully whether the Company has this value at the present time. Some issues you should think about include: (1) the risks to which the Company is subject before it achieves success (see Risk Factors); (2) the exercise prices of outstanding options; and (3) the prices that the Company's Officers, Directors, and principal stockholders paid for their shares

ITEM 6. Other present or proposed offerings

The issuer is not presently offering, nor does it presently contemplate offering, any securities other than those covered by this notification.

ITEM 7. Marketing arrangements

There are no marketing arrangements with respect to this offering. There are no plans to stabilize the market for the securities to be offered. The company will be selling these shares directly, and no underwriter or dealer is engaged or responsible for the distribution of this offering. Only Egon AliOglu, President and Karen Scott, Vice President, are responsible for any issuance of stock. They will be the two principals conducting promotion and sales of securities.

ITEM 8. Relationship with issuer of experts named in offering statement

None.

ITEM 9. Use of a solicitation of interest document

Solicitation of interest is through the Internet, an expanded Executive Summary contained herein, and information included in the Circular Offering. A copy of the Company's Owners Guide to Solar Systems is included as an exhibit. Our web site www.globalinteractivenet.com was opened online in December of 2009.
The page on our site entitled "Investors" is for approved information only and includes instructions for future investor to follow in order to comply with the legal conditions of purchasing the Company's shares.

Part II – OFFERING CIRCULAR GENERAL



SOLAR*MAGIC™
International Inc.

(A combination of Company's sun logo and name we use together as Trade Mark)

c/o Egon Ali Oglu
PO Box 448, Antrim, NH 03440
(603) 588-2688

(c) Date of offering circular

May 12, 2010

(d) Description and amount of securities offered

Four million (4,000,000) common shares are offered at $ 1.25 / share

(e) Statement required by Rule 253 – Not applicable

(f) Table required by Item 2 – Not applicable

(g) Name of underwriter or underwriters – Not applicable

(h) Any materials required by the law of any state in which the securities are to be offered

(i) Identify material risks in connection with the purchase of the securities

(j) Approximate date of commencement of proposed sale to the public

June 14, 2010

ITEM 2. Distribution Spread – Not applicable.

EXECUTIVE SUMMARY

SOLAR*MAGIC™ International Incorporated of New Hampshire, Egon Ali Oglu, CEO and Founder. At date of this document there are seven additional investors / founders and some are directors. The Company is a privately funded enterprise but management is in the process of filing a Regulation 1-A with the Security & Exchange Commission (SEC). This approach to funding solar projects, if successful, will enable the Company to raise funds to build several Solar*Farms in the New England region of the United States based on our innovative and efficient auto-tracking solar systems, upgrade existing web site to enable global sales and distribution of our products and services, create an educational film to market our novel approach to alternative energy system and to expand Company's operational facility in a new facility in Peterborough, NH area. Solar*Farms refers to a collection of our auto-tracking solar systems built as environmentally clean, non-polluting, green electric power generating assembly of stations. They are not necessarily related to agricultural farms; although some may be located in dormant agrarian lands.

The Company's technically advanced auto-tracking solar systems outperform conventional type of fixed, stationery type solar stations in KW hours of sun energy collection process, at lower cost of a total systems installation. The following are the critical bases for SOLAR*MAGIC™ type systems of costs and performance capacity:

- The sun tracks each and every day at a different arc from east to west and from north to south. This natural fact requires a PV cell and PV panel to orient itself as close as possible to 90 degrees in both directions, therefore requiring the PV panel and or assembly of panels to track the sun in order to obtain maximum efficiency in KW hours collection process.

- In order for a photovoltaic (PV) cell converting sunlight into electric current the sunlight must affect the cell at 90 degrees in both directions at all time during the day for maximum efficiency. Only under such conditions can the PV cell convert at 100% efficiency rate. Stationery type of cells (and panels) do not move to follow the sun and therefore are only about 30% to 35% efficient. The direct cost of equipment and labor installing them results in 1/3 efficiency.

- In the case of SOLAR*MAGIC™ solar systems, the solar panels as an assembly follow the day's arc of the sun accurately as they automatically adjust every few minutes to the required 90 degree location of sunlight, always in both directions. This process results in 100% efficiency of cell conversion of sunlight to electric DC current.

- All automated electronic operational functions of our auto-tracking solar system tap a very small amount of electric current produced by the system itself to perform the necessary adjustment functions. This makes them totally independent from any outside source of energy to perform at 100% efficiency.

- Annual inspection and some small amount of maintenance, if any, is the only maintenance service required. SOLAR*MAGIC™ auto-tracking systems also provide to owners a computer monitoring web site of their specific system installation therefore giving the owners a complete record of all data.

- For marketing and distribution of our solar systems products and services, we plan to create an educational video to market our novel approach to alternative energy system for customer use. Company also intends to expand its operational facility to Peterborough, NH area. At present time the four officers function from their own home offices and upon leasing of new office space these individual offices will be combined into one operational facility as the Company's head office.

The Solar*Farms projects will monetize, via contracts, renewable energy and environmental attributes to utilities and other customers. This business model is very attractive because the Company builds up asset base, secures long term revenues and benefits from a number of tax advantages.

Our core business is to innovate, engineer and sell electronically automated solar photovoltaic systems. Our auto-tracking solar arrays automatically face east in the morning and track the sun throughout the day, they function maintenance free and at low cost, and have zero emissions. Principal application of our solar auto-tracking systems will be to build and own Solar*Farms in USA. Our unique business model is to market pre-engineered solar PV systems packages to customers. That effort positions us to develop specially focused market strata and strategy in the field of advanced alternative energy technologies with specific attention to automated photovoltaic solar systems.

Visit us online for further information at **www.globalinteractivenet.com** where our Owners Guide document is available. Hard copy is attached herewith as exhibit. The Owners Guide informs qualified customers on all aspects of solar photovoltaic energy technology and systems that we sell and build. This informational package, together with the future educational video, will be the basis of our overall marketing strategy for contracting solar systems projects.

Mr. Ali Oglu has been a solar photovoltaic technology scientist and entrepreneur for over 35 years and is an international expert in the sector. Mr. Ali Oglu's book "I SOLD THE SUN TO THE SAUDIS" is also available on our web site and can be found at Borders and other book retailers. Mr. Ali Oglu is an advocate of sound environmental solutions and is a founder and principal of the Architects & Engineers firm of ENVIRODESIGN. Mr. Ali Oglu has lectured and taught at Harvard School of Design, MIT, Carleton and Nova Scotia Universities in Canada and King Faisal University in Dammam, Saudi Arabia. Mr. Ali Oglu's abbreviated resume is attached to this summary.

Our Company has also developed a unique high-tech / art sculpture 'The Solar Sun*Flower™' that performs like our standard auto-tracking solar array systems but has several other attractive features that make it a highly marketable project for fundraising efforts to assist middle and high school students learn more about the environment and alternative solar energy. We intend to use this unique product together with our educational video as a marketing strategy and promotional tool. We believe, based on substantial and actual experience in U.S. and abroad, it is critical for any potential customer to fully understand the benefits and predictability of a solar photovoltaic energy system before deciding to invest in their own PV solar system. While photovoltaic technology is reasonably simple to understand, the peripheral aspects, as part of the overall system, require detailed examination. As part of our sales effort we provide an analysis of a potential customer's specific energy supply requirements and project specific application of our solar system in order to provide renewable, emission free and reliable energy supply. This is how the benefits of our system will converge and calculation of the cost of a specific capacity solar system is achieved.

We are also developing a computer software program that will serve customers in a manner similar to an Internet search engine. To power this customized service program we will be selling advertising and may have some form of joint venture with an Internet company. Our tests have proven that this strategy is effective and we intend to expand on it.

The global market for our auto-tracking solar systems is significant. During the next few years, we intend to focus on building several solar farms in the New England region, resource our operation with equipment and personnel to serve global markets, establish several distribution and demonstration joint ventures to develop market potential and create a strong presence on the Internet. Timing for our business is optimal. The U.S. Government is strongly advocating clean energy technologies, solar cell and module manufacturers are producing and selling components at historic low cost, carbon based fuels are depleting, and prices for fossil fuels and infrastructure to create electric power are constantly increasing.

We intend to grow our Company, SOLAR*MAGIC™ International, to be similar to computer manufacturing companies, whereby we globally provide to customers a match of pre-engineered system equipment and services at a competitive pricing. Efficiencies on each level of our enterprise and provision of services to the customer are the answers to tapping our market. We have a clean, reliable and beneficial technology engineered to function efficiently and at low cost. Now, we intend to demonstrate it to an expanded customer base and to streamline our management operations towards serving the marketplace.


eaoglu@mcttelecom.com

ITEM 3. Summary Information, Risk Factors and Dilution

Risk Factors;

Investment in a small business is often risky. You should not invest any funds in this offering unless you can afford to lose your entire investment. Review all information for risk factors concerning this business endeavor that present the most substantial risks to you.

***Summary*:**

While the Company's founder, president and principal investor Egon AliOglu, PhD, Trustee, AICO Revocable Trust, has over 35 years of science and technology, management and projects engineering and construction experience in the field of solar photovoltaic systems (please read his book "I SOLD THE SUN TO THE SAUDIS") and the other founders-investors and directors have dedicated substantial amount of professional time, effort and funds, our young but innovative Company has substantial opportunity and growth potential in this global dynamic field of solar and other alternative energy business. Together as corporate base and organizational structure of professionals we offer investors substantial opportunity for their own, and the generations to come, healthy and clean energy alternative, prosperity and the opportunity to alter insatiable dependence to fossil fuels and other polluting carbon and nuclear based uses, we dedicate our knowledge, best efforts and sincere commitment.

The Company

We are a developing Company and our prospects must be considered in light of our short operating history and our shortage of working capital. The president of the Company has over 35 years of experience in solar photovoltaic business and over 40 years of business management in solar technology and related corporate and business developments, including the use of PV batteries, inverters and Internet data communication systems for solar PV installations.

The Company's basic business is to engineer and build efficient solar photovoltaic (PV) type systems which, based on Company's expertise and engineering, automatically track the sun in both axes daily from AM to PM. This method collects maximum amount of sunlight to convert into AC-110/220-60cycle current. We use material parts and equipment manufactured by others and specially design and integrate these parts and materials into a maximum efficiency and economy in our solar PV systems. Three of our developed solar systems that we sell are: **A** – an auto-tracking variable capacity solar array, **B** – a solar array designed as an aesthetically pleasing sculpture that produces similar capacity of electric power but, because of the attractive and unique nature, is marketed as a special method of raising funds for schools for use in educational programs about Earth's natural environments, and **C** – construct solar farms to sell green electric power to utilities. All are on Company's web site **www.globalinteractivenet.com**.

The A type solar array system can be combined into larger installations to provide a larger capacity of the benign, clean alternative power for either specific commercial and/or light industrial uses or as energy supply to local utility services. The principal amount of funds that are being raised via this Offering will be used to market, engineer, and construct SOLAR*MAGIC™ owned and operated solar farms within the Northeastern United States. Potentially additional and subsequent developments of franchise type opportunities would give the Company further market expansion and, with it, substantial growth.

Photovoltaic (PV) technology has for years been utilized for space vehicles generating electric energy from sunlight. The technology, now in various forms, is being commercially manufactured by several major companies. Such companies are manufacturing solar PV cells and PV panels of many types and sizes. Both PV cells and PV panels are economical, clean and non-polluting ways to generate electric energy converting free sunlight into energy. The primary costs of a SOLAR*MAGIC™ auto-tracking system is the electronic and solar apparatus. Other costs include inverters, switches, cables, modems, current controllers and in some cases batteries if the solar system is off-grid. Generally, investment in solar systems is not economical without reduction in PV cell costs and federal tax incentives, and certain state government programs, and these may vary from state to state as well as may be terminated or amended. However, with such, plus our efficient engineering, these investments are financially very viable. Our solar systems result in additional efficiencies by optimizing the sun collection process via a totally automated tracking system which substantially increases the capacity of KW hours of conversion, as compared to traditional fixed installation. Our engineered solar PV systems, because of their totally automated and self sufficient nature, collect several times more electric current than any conventional applications. Our ability to establish a market for our brands and products in a global geographic distribution area, as well as maintain and expand our existing local markets, is dependent on our ability to inform and, in some commercialized for way by obtaining an informative Owner's Guide together with our promotional film (in electronic format), educate our customers on the merits and economics of installing and generating their own electricity via a solar photovoltaic system as designed and engineered to automatically function as described. The majority of our customers will be individuals – families as well as commercial and local power utility companies. Our primary focus is to enable individuals to generate alternative energy via their own solar system that operates automatically converting sunlight into electric current from early morning hours to sunset. This process is done by automatically adjusting the solar arrays to the optimum angles. Reduced light level from overcast skies and precipitation will not allow our solar system to function at optimum capacity. However, rain and snow can be shed off automatically because in such conditions the arrays are at steep angles.

We plan to negotiate and enter into long term contracts with power utility companies to buy our solar systems generated electric service from our owned and operated solar farms. However, due to the unpredictable nature of weather and the relative performance of our solar systems that depends on clear sunlight, the generated electric power that our systems will provide might be periodically inconsistent with the capacities designed. While these factors will be spelled out and protected in the service contracts, these issues may in some unforeseen ways hamper implementation of our solar farm business. Because of current efforts by utility companies to adjust present grid distribution methods with more efficient smart grid network, our solar systems generating clean and daily predictable electric power are harmonious with the policy and implementation of smart grids.

In cases where we install our solar system for our customers, they are required to pay 50% of their contract for ordering equipment, 40% during installation and 10% upon completion. We may negotiate different terms away from this model with a client seeking "favored nation status" such as large federal or state government and/or commercial contracts for solar farms with us. Such customers will be required to establish credit. Also, any overseas orders, differences in currency exchange rates and other financial arrangements may account for financial transactions that are an intricate part of our anticipated global marketing strategy.

We need to continue to create efficiencies to service customers via the Internet. Our current web site needs to be greatly expanded to incorporate "push-pull" technologies and development of additional solar products and other alternative energy services. Current technologies make it very possible for the Company to have a global reach of customers with the minimum cost of marketing. Development of our marketing system, as well as operating the Company in an efficient manner, is our principal objective for growth.

The Company has two registered trade marks: SOLAR*MAGIC™ and SUN*FLOWER™. While National Semiconductor Corporation also uses the Solar Magic name as their trade mark for a specific electronic device, and such device is very useful for any solar system, our Company does not intend to challenge their use of similar name but different logo design. In discussions with their executives, both companies have concluded that since we are not competing in any ways, there are no objections to continue using the names as trade marks as each party has registered such .Both can be viewed complimentary in their efforts to efficiently serve customer within the solar photovoltaic systems and our Company may use their product in some instances. In the event that NSC would claim any undisputable proprietary position, and to avoid any business acrimony with NEC we are prepared to negotiate a fair settlement and to modify our trade mark and replace it with SOLAR*METRICX. We have registered that name also as domain name for use with our new web site when necessary. Such event would in no way adversely affect our Company other than the cost of such change.

We have grown our business primarily due to ingenuity and experience working with the photovoltaic technology and evolving knowledge and engineering methods that optimize the conversion process of sunlight into electric current. Photovoltaic technology has grown substantially and the cost of these PV components has become economical with the use of state and federal government incentives and other assistive programs. Our projections, based on actual experience, indicate that by using our auto-tracking solar systems, for sale to customers as equipment packages and in the case of Solar*Farms use, we can generate up to approximately 12% return on investment. This is when accounting for all factors. The solar projects that we have built in Salem and Nashua, NH prove the bases of our projections.

However, in addition to the cost of solar cells and solar panels, in any totally automated solar system, other material and equipment components are necessary. Our Company specializes in the development and implementation of efficient engineering design and assembly of all components that create totally independent and automated adjustable tracking solar arrays. Through practical experience of building our type of solar systems in many projects, we have determined, along with our application research, that our types of systems are more economical for basic results. The resultant efficiency is the total amount of KW hours that a solar system collects per day compared to its cost of the solar system (KW hour / $ result) as maximum efficiency of converted energy. While these factors do give the Company a competitive advantage, and we intend to strongly market that dynamic, the traditional roof-mounted fixed stationary solar systems are a competitor to our technology. Our Owners Guide document is available on our web site **www.globalinteractivenet.com,** provides a comparison of each system. Our marketing strategy will include educating customers regarding the pros and cons of both systems.

Our additional capital needs in the future will depend upon factors such as market acceptance of our solar generating systems and any other developed products, the success of our marketing efforts and strategies, customer and distributor acceptance of our products and services, and marketing and sales costs. Also, since the initial focus of our business strategy will be to build and own solar farms in the Northeast, additional capital for such may need to be raised on a project basis or debt financing. These factors cannot be anticipated or predicted with certainty.

Factors Related to Our Industry:

Our business is substantially dependent upon awareness and market acceptance of our products and systems. Towards that end, we have developed educational material such as the Owners Guide. We plan to add more educational content, such as video demonstrations, and intend to provide potential customers with facts and figures related to the photovoltaic technology and our products and solar generation systems. We consider this factor as an important step in the marketing process. Nonetheless, this process is unpredictable and additional analysis needs to be conducted by our Company so we may provide accurate information for customers to make informed decisions regarding their purchase of our solar systems and products.

Utility companies would be a more sophisticated client and fall under regulations that mandate their electricity be supplied by renewable resources on a percentage of supply mix basis. In such markets, there is potentially a stronger demand for our systems and products. Overall, there is an opportunity credit by the potential monetization of environmental attributes beyond renewable energy credits. Therefore, our strategy is to focus also on the solar farm development throughout the Northeast to take advantage of these market conditions. In addition to the U.S. market for solar farms, there is a strong demand for such technology and systems in Africa, India, Australia, China rural areas and other developing countries.

We could be exposed to product liability

Although we intend to maintain product liability insurance and business interruption insurance, most of the critical components of our solar systems are guaranteed by the manufacturers. We also plan to practice complete customer satisfaction and will replace any part of the solar system that becomes faulty, either under the guarantee by the manufacturer and/or as part of our installation service.

Current US Economic impact:

We cannot predict the impact of economic uncertainty in the United States and overseas markets on current and future consumer demand for and sales of our products. However, growth in alternative energy systems applications has expanded since prices of foreign oils skyrocketed and further unpredictability in energy costs forces applications of any alternative energy sources. In addition, volatility in the global and pollution factors of oil markets has resulted in rising fuel and freight prices, which shipping companies are passing on to their customers.

Other Factors:

The Company may issue more shares in connection with a merger or acquisition. This would result in substantial dilution.

The Company has not yet registered for sale in any state. The issuer intends to register its shares for sale in those states in which there are indications of sufficient interest. So far no shares have been offered and, therefore, there has been no indication of interest.

Risk of Low-Priced Securities: The Securities and Exchange Commission has adopted regulations which generally define "penny stock" to be any equity security that has a market price (as defined) of less than $5.00 per share or an exercise price of less than $5.00 per share. The securities may become subject to rules that impose additional sales practice requirements on broker-dealers who sell such securities. For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchaser of such securities and have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the transaction, of a disclosure schedule prepared by the Securities and Exchange Commission relating to the penny stock market. The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and, if the broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealer's presumed control over the market. Finally, among other requirements, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. Consequently, the "penny stock" rules may restrict the ability of purchasers in this offering to sell the Common Stock offered hereby in the secondary market.

Use of Proceeds:

The Company will use the proceeds to further develop and market the Company's line of solar generation products and systems. Because there is no minimum to this offering, the possibility exists that a limited amount of proceeds will be available to promote the Company's business plan. If that occurs, the Company will continue its development of existing solar generation systems and products which are already underway, but the implementation of this project could be substantially reduced due to a lack of financing.

The Company is unable to provide any further information as to numerous steps and inherent risks in commencing and concluding its activities, including the material steps necessary to achieve such activities and the material risks to the Company and advisors to starting and conducting these activities.

ITEM 4. Plan of Distribution

A maximum of 4,000,000 common shares are being offered to the public at $1.25 per share. There is no minimum. A maximum of $5,000,000 will be received from this offering.

The Company does not at present have an underwriter. If it does obtain an underwriter, any underwriter will receive such compensation as is allowed by the NASD. This will most likely be a 10% commission on all sales, plus 3% non-accountable expenses. There will also likely be underwriter's warrants of one warrant for each 10 common shares sold.

Of the shares (the "Shares") of Common Stock, no par value per share ("Common Stock"), of the Company offered hereby (the "Offering"), all shares are being offered by the Company and no shares are being offered by any selling shareholders. The Company will receive all proceeds from the sale of shares of Common Stock, after expenses and any brokers' compensation, if any.

ITEM 5. Use of Proceeds to Issuer

The net proceeds to the Company from the sale of the shares of Common Stock to be sold by the Company in this Offering are estimated to be $5,000,000, before deducting any discounts, commissions and offering expenses payable by the Company and assuming that the maximum number of shares are sold. The principal purposes of the Offering are to increase the Company's equity capital, to generate sales revenue for the Company's product by increasing the Company's marketing efforts and attracting additional experienced personnel.

Proceeds will be used to market the Company's solar generation system/technology, land acquisition, permitting, interconnect costs, build and operate the solar farms type projects, improve the web site and increase traffic to expedite greater sales of Company's products and to increase efficiencies of headquarters operation. The Company plans to market its specialized high-tech SOLAR SUN*FLOWER system combined with educational benefits to schools around the nation. Generated electric energy from such Solar Sun*Flowers projects, if sponsored to build and donated to a not-for-profit educational institution, can be sold to local utilities and the proceeds used for special educational programs on environments and alternative energy systems. Such projects can substantially benefit global environmental stability and conservation of resources. The Company will also engage new college graduates to develop entrepreneurial and educational groups to spearhead education in environmental subjects for middle and high schools around the country. These and other efforts in this area of marketing will bring sales contracts for installation of our solar auto-tracking systems.

The following table sets forth the use of the proceeds from this offering:

USE OF PROCEEDS

If Amount Sold:	**100%**	**25%**	**50%**	**75%**
Total Proceeds	$ 5,000,000	1,250,000	2,500,000	3,750,000
Less: Use of Net Proceeds				
Legal and Accounting	50,000			
Marketing and Selling	1,200,000	300,000	500,000	800,000
New Product Development	250,000	50,000	150,000	50,000
Solar Farm Development	2,600,000	450,000	1,300,000	2,300,000
Web Development	150,000			
Net Proceeds from Offering to Company's Operation	$ 4,250,000			
Proceeds for acquisitions	50,000	50,000	50,000	
Other General Corporate Purposes	700,000	400,000	500,000	600,000
Total Use of Proceeds	$ 5,000,000	1,250,000	2,500,000	3,750,000

There is no minimum amount of proceeds that must be raised before the Company may use the proceeds from the Offering. The Company's order of priority for which any proceeds from this offering is raised is in the same order as listed in the use of proceeds column. If the figure is raised less than the maximum amount, management would evaluate, based on the amount of proceeds raised, which expenditures would create the best value and opportunity to generate sales revenue and profits.

The Company may form or acquire additional trademarks and brands, and may acquire smaller business entities with trademarks and business platforms that will be able to maximize fully the Company's trademarks and business potential. We believe we will be able to meet these costs through use of funds in our treasury, through deferral of fees by certain service providers and additional amounts, as necessary, to be loaned to or invested in us by our stockholders, management or other investors. The Company may consider acquisitions of businesses in related products fields. Such a company may be in need of additional funds for expansion into new products or markets, may be seeking to develop a new product or service, or may be an established business which may be experiencing financial or operating difficulties and is in need of additional capital. In the alternative, a business combination with such a company may involve the acquisition of or merger with the company which may require additional capital.

Any target business that is selected may be a financially unstable company or an entity in its early stages of development or growth, including entities without established records of sales or earnings. In that event, we will be subject to numerous risks inherent in the business and operations of financially unstable and early stage or potential emerging growth companies. In addition, we may effect a business combination with an entity in an industry characterized by a high level of risk and, although our management will endeavor to evaluate the risks inherent in a particular target business, there can be no assurance that we will properly ascertain or assess all significant risks. In addition, the increase in equity capital will provide a greater interest in the public market for the Common Stock and to facilitate future acquisitions of complimentary business by offering the Company's stock for such acquisitions and mergers. Such acquisitions will allow the Company to grow faster and provide more efficient and economical operations. Expansion in new alternative energy products is one of many potential opportunities of growth.

The Company also intends to use the proceeds of this Offering for general working capital and corporate operational purposes as described herein. We intend to rapidly upgrade our Internet web site, increase sales efficiencies, install additional computer equipment and software and hire skilled technical personnel. Our present management is adequate but for a career financial officer that we will hire as soon as one is qualified and available in our location. Also a current accounting system will be upgraded to enable management to diligently monitor all corporate activities on a frequent basis. Such operating improvements and control procedures will help the Company to sell its products and systems at very competitive prices. Our drive will be to constantly upgrade and improve technology and minimize our corporate operating costs.

Company's trade marks and logos



SOLAR*MAGIC™

SUN*FLOWER™



Global Interactive Net





SOLAR * TRAX

PRODUCTS THE COMPANY CURRENTLY MARKETS



Assembly of Solar Stations to any KW Capacity

A typical SOLAR*MAGIC™ array





A typical single 1.25 KW SOLAR*MAGIC array station



View of auto-tracking assembly behind a typical solar array



SOLAR*MAGIC™
International Inc.

The Company
Engineers, Sells and Produces
Totally automated solar systems that give
Predictable, clean, benign and free energy source
To make you independent from oil, gas, coal and nuclear pollution
And help all of us to save this beautiful planet Earth.

Company's marketing motto

The Company

ITEM 6. Description of Business

History of Issuer

The Company was incorporated under the laws of the State of New Hampshire on October 27, 2008. Current management is operating the Company from its offices in Antrim, NH. Prior to incorporating the Company, Egon Ali Oglu, under his architectural and engineering firm of ENVIRODESIGN, Architects & Planners, undertook contracts to build several solar auto-tracking stations for customers in the New Hampshire area. The technical and economic results of these projects have more than proved the viability of an independent business. Subsequently Mr. Ali Oglu with a few investors have founded the SOLAR*MAGIC™ International Incorporated and Mr. Ali Oglu has transferred all rights for majority of shares to AICO Revocable Trust. AICO granted all relevant rights to SOLAR*MAGIC™ International Inc. in return for shares assigned to AICO Trust. Mr. Ali Oglu manages the Company with some assistance from several minority shareholders and current directors. As the principal trustee to AICO Revocable Trust, Mr. Ali Oglu agreed to manage SOLAR*MAGIC International for minimum of five years from January 2010 onwards. At present there is no employment contract in existence, however, the Trust, with Company's directors approval, will create one in the near future.

Overview

We specialize in the design, engineering, building and operating of solar photovoltaic systems that, when designed and built to the Company's specifications, convert sunlight into clean, non-polluting and free DC-AC electric current. Our solar systems are very economical because they are more efficient than any other comparable, fixed panel. This economy results from two important factors that are an intricate part of our SOLAR*MAGIC™ system. They are: a) that most solar cells operate at about 15% to 18% efficiency at 90 degrees angle to the cell, in both axes, and our system automatically tracks the sun every few minutes and adjusts itself in both directions, and b) as the result of that auto-tracking process, our system delivers two to three times more KW hours of maximum efficient DC current. These factors result into c) the condition that allows us to offer and build substantially more economical solar PV system. This formula, **a+b=c,** applies to any type of solar PV arrays that we engineer, sell and build.

The Company markets its variety of solar PV systems via our web site and by specially selected and organized entrepreneurial individuals and/or groups who, combined with marketing and educational products of the Company, sell and help to establish solar stations for residential and commercial uses as well as schools and assist in the needed implementation of environmental curriculum for such schools. Under certain conditions these educational projects can become self funded with the help and patronage of local sponsors. We aim to use this advantage and market SOLAR SUN*FLOWER systems everywhere that it is applicable.

There are many applications of the Company's solar PV auto-tracking systems. They can be used for any individual households, a variety of commercial uses, educational institutions and light manufacturing facilities. While all of these applications are profitable, the most attractive is the construction and operation of the Solar Energy Farms that the Company intends to build with the raised proceeds of the issue. We are also planning to develop a demonstration of building several of the Company's auto-tracking stations for a gas service station where electric cars can charge up with convenient plug-in outlets. These utility interconnect systems will feed clean solar electric power to the utility grid and upon service use of such energy by a customer, when connected to a special charge station, will rapidly charge a vehicle similar to the process of fueling up with gasoline. While the solar electric charge process will take a little longer to charge up, a 10 to 15 minute coffee or soft drink break will assure the customer that he or she is fueling up with clean solar-generated energy.

This experimental stage may prove a popular additional income to a normal service station. These types of projects offer reasonable mark up of the direct costs of building such projects, substantial state and federal tax advantages and depreciation as well as a continuous stream of income from the sale of generated power to the local utilities and individual customers. We anticipate about 8 to 10% Return on Investment (ROI) from these types of projects. Since all of the Company's solar systems also generate what is referred to as the positive carbon credits that are sold and/or traded, contracts with utility companies are extremely desirable and are in great demand. These Solar Energy Farms will also lend themselves to a franchise type business relationship with commercial and institutional customers.

We are presently negotiating several such Solar Energy Farm prospects and other projects in New Hampshire, Vermont and Massachusetts and other locations in New England area and intend to market such globally via our web site and other media. We believe that our organizational structure and methods of marketing solar systems is the best way to help the public with conversion from use of fossil fuels to clean, benign and free electricity once the initial investment is amortized. For details please visit our site at **www.globalinteractivenet.com** and consult with the Company's experts on the merits of solar energy PV technology and its many applications.

Plan of Operation

The Company will use a major part of the proceeds from this offering to substantially expand its operations presently being marketed via the Internet and to build a totally automated Solar Energy Farm of approximately 100 SOLAR*MAGIC™ 2.5 KW capacity stations. This major solar energy facility could sell over 1 million KW hours of clean and predictable electric power each year under long term contracts with utilities.

In addition, our business strategy is to market single, or multiple, solar energy stations to educational and commercial customers world wide. These sales will consist of packaged equipment with extensive Owner's Guide installation instructions. These packages are designed for foreign markets and will greatly depend on expansion of the Company's web activities on the Internet.

We expect to grow our business, add new solar and other alternative energy products and systems, develop global following of our interactivities with customer base and web site members, design and engineer new uses for photovoltaic technology and keep the market and our customer base informed of any new and improved developments. Our Internet web site activity will increase the Company's popularity and secure market share as a unique provider of alternative energy systems and services.

Marketing, Sales and Distribution

The Company's marketing efforts are designed to promote and sell alternative energy systems of which the photovoltaic technology is featured as the cleanest, very predictable and economical systems offered to a range of global customers and variety of applications.

Marketing via the Internet is very economical and we intend to take full advantage of this low cost structure and other advertising methods. There are many opportunities within U.S. government facilities, federal, state and local, to convert electric use in public buildings to solar photovoltaic systems such as our standard solar arrays. Such applications can be funded by government bond issues, donations from foundations and/or under long term leases with our Company. This electronic communication allows us to reach a large number of customers and serve them better by supplying packaged equipment that otherwise would be unavailable to them. We may also develop a network of licensed installers for specific countries.

Sales are made with arrangements of bank to bank wire and or credit cards. Large contracts will be by establishing Letters of Credit. In all cases, the Company is paid in advance for any equipment and shipping. This ensures in-house control of financial systems and minimizes any debt financing.
We do not intend to establish conventional types of distributors. However, especially in overseas countries, we may establish some licensed dealer-installer centers for sales and installation of Solar Energy Farm projects. These relationships can also act as promotional sales outlets for the Company. They will be required to purchase a certain amount of equipment and establish some form of demonstration to show how they work.

Advertising and Promotion

To support the Company's marketing strategy we intend to combine traditional advertising with Internet advertising. In addition to using paid search, social media, and online ads, the Company will also be looking for opportunities for cross promotion with groups and companies with significant web presence to help drive traffic to the Company web site. Currently the Company has a campaign to get higher placement in all popular search engine listings.

Other promotional events will be staged for local customers to encourage the use of solar systems and demonstrate their viability and economic structures. Our past years of experience tells us that this is very effective as it involves understanding how the systems work and the ability to make direct contact with potential customers. These local customers can act as ambassadors for the Company to help spread the word about the benefits and savings from our products. The Company will provide information and updates to this community of local supporters in order to help them engage more of their friends and family using social networks and emails. This type of viral campaign will aid the Company in gaining name recognition and market share in a wide variety of locations.

Trademarks

SOLAR*MAGIC™ and the sun logo are the Company's basic business trademarks, together and/or separate. In addition we have the SOLAR SUN*FLOWER™ as trademark of a specific series of solar system designs for educational institutions. Additional trademarks will be registered and we believe that their image is very important in our marketing strategy.

National Semiconductor Corporation is also using Solar Magic words as a symbol with a different logo design. We have been in contact with them and both companies feel that there is no reason not to collaborate and continue using their own designs since both are in the solar field and their products and logos are different and are not competitive. However, future clarifications and negotiations may be required to secure a formal agreement of non-compete and cooperate in marketing efforts.

Our Sun logo was designed and registered by Egon in 1985 and recently combined with the words SOLAR*MAGIC™. That combination is the formal trademark of the Company, including its corporate name SOLAR*MAGIC™ International Incorporated.

Impact of Current Economic Condition

The Company is well positioned in terms of current market support by the U.S. government for the deployment of alternative energy technologies. Massive U.S. government allocation of funds makes it possible for individuals (residences and small commercial activities), educational institutions, commercial housing and light industrial sectors to use solar photovoltaic innovations and applications as one of the best tech-related systems in the field. Our SOLAR*MAGIC™ systems could greatly benefit from such activities. Educational institutions especially need and will convert to alternative energy systems.

ITEM 7. Description of Property

The Company does not own any real estate property. At present time it is operating from Mr. Ali Oglu's office in Antrim, NH. We do intend to lease adequate office space in Peterborough, NH to serve as the Company's electronic headquarters. The space presently under consideration is located in a local bank building at 35 Main Street, Peterborough, NH 03458 which is in the center of the town. An annual renewable lease for this specific office space that includes all utilities – heat, electricity, parking and any maintenance – at $700 per month is a very reasonable accommodation in the center of Peterborough, NH. It will facilitate several desks, extensive IT and other computer equipment, filing space and a conference/demonstration space. There is ample room for any future expansion for additional office space and marketing personnel.

ITEM 8. Directors, Executive Officers and Significant Employees

A. Identification of Directors and Executive Officers. The current officers and directors will serve for one year or until their respective successors are qualified and elected.

Name	Age	Position
Egon Ali Oglu	81	President, Secretary, Director
Karen B. Scott	53	Director, Vice President
Karen A.B. Jagoda	57	Director, Vice President

Egon Ali Oglu, PhD, President, Secretary and Director of SOLAR*MAGIC™ International Incorporated. He is also President and Chairman of COMPONOFORM™ International Corporation, a building systems company and the principal founder, architect of ENVIRODESIGN, Architects & Planners. Egon has extensive high-tech and corporate management background having founded and operated several companies in the field of solar energy and real estate development. As faculty member Egon taught at Harvard School of Design, Cambridge, MA, Carleton University and Nova Scotia Tech, Ottawa and Halifax, Canada, and King Faisal University, Dammam, Saudi Arabia.

Egon is an avid international traveler, speaks several languages, is an enthusiastic supporter of global environmental and conservation activities and is a strong advocate of human health related issues. He holds and MBA and PhD in building systems technologies from American Century University and is a life member of NCARB. He has recently published a book on his business experiences in Saudi Arabia titled I SOLD THE SUN TO THE SAUDIS.

Karen B. Scott received an Associates degree from Bryant and Stratton in Upstate New York. She has lived in northern Virginia and worked at the Treasury Department in Washington, DC, prior to working with tax attorneys at KPMG Peat Marwick. Karen has worked with investment bankers, lawyers, hospital administrators and newspapers, among her diverse background. Karen is a very resourceful and reliable manager and administrator and has been very active since the beginning of the Company's activities.

Karen A. B. Jagoda is a founder and President of E-Voter Institute, a trade association representing Web publishers and political advocacy solution providers. The Institute, created in 1999 as a bipartisan organization, conducts research about the interaction of politics and the Internet. Karen is the host of Digital Politics, a weekly podcast sponsored by the Union Tribune Publishing Company.

Karen is also President of Turtleback Interactive, a consulting firm focused on strategic development of web based solutions for a wide range of clients. Earlier in her career, Karen worked with computer resellers and manufacturers, web publishers and ad networks, think tank and government agencies.

Karen Jagoda is a native of Baltimore and received her B.A. with a dual major in mathematics and political science from Goucher College and Masters of Business Management from Johns Hopkins University. After living in Washington, DC for over 20 years, she now resides in La Jolla, California.

B. Significant Employees. Egon Ali Oglu, as President of the Company, devotes 95% of his time to any and all business matter. To date, as founder of the Company, he has not received any compensation for his time and/or direct expenses to the Company's activities.

Additional technical personnel will be hired by the Company upon successful completion of this offering. Several individuals have been interviewed and are very qualified to perform the functions of technical nature within the Company's activities. Most are conveniently located in the southern area of New Hampshire.

C. Family Relationships. Robert Ali Oglu, brother to Egon, has been functioning as Advisor, Consultant in the software and computer technologies. Robert is 77 years old and has spent his working years as an executive in the field of digital technologies. He served in the U.S. Air Force, worked for Honeywell, Smith Kline Clinical Laboratories, Dennison Manufacturing Company and Bacon Associates.

D. Involvement in Certain Legal Proceedings. There has been no evidence under any bankruptcy act, any criminal proceedings and any judgments, injunctions, orders or decrees material to the evaluation of the ability and integrity of any director, executive officer, promoter or control person of Registrant during the past three years.

E. The Board of Directors acts as the Audit Committee and the Board has no separate committees. The Company has no qualified financial expert at this time because it has not been able to hire a qualified candidate. Further, the Company believes that it has inadequate financial resources at this time to hire such an expert. The Company intends to continue to search for a qualified individual for hire.

F. Legal proceedings. There are not presently any material pending legal proceedings to which the Registrant is a party or as to which any of its property is subject, and no such proceedings are known to the Registrant to be threatened or contemplated against it.

NOTE: After reviewing the background of the Company's Officers, Directors and key persons, potential investors should consider whether or not these persons have adequate background and experience to develop and operate this Company and to make it successful. In this regard, the experience and ability of management are often considered the most significant factors in the success of a business.

ITEM 9. Executive Compensation

Our officers and directors have not received any cash remuneration since inception. Officers will not receive any remuneration upon completion of the offering until the Company formally contracts with them either as employees and or consultants. No remuneration of any nature has been paid for or on account of services rendered by a director in such capacity.

No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company for the benefit of its officers and employees. Some of these benefits may be initiated after the Company concludes this funding effort.

ITEM 10. Security Ownership of Certain Beneficial Owners and Management

Security of certain beneficial owners.

The following table sets forth, as of the date of this Offering Statement, the number of shares of Common Stock owned of record and beneficially by executive officers and persons who hold 5% or more of the outstanding Common Stock of the Company. Also included are the shares held by executive officers and directors as a group.

Name and Address	Amount and Number of Beneficial Ownership	Number of shares and (Percentage) of Class
AICO Revocable Tryst c/o Egon Ali Oglu P.O. Box 448, Antrim, NH 03440	Director	25,000,000 Preferred (83.333%) 79,989,000 Common (99.98%)
Nominal Ownership (7)	Directors-Founders	11,000 Common (0.02)

NOTE: These calculations assume that all outstanding options have been exercised and all convertible securities have been converted.

ITEM 11. Interest of Management and Others in Certain Transactions

Control by AICO Revocable Trust

Our majority stockholder is AICO Revocable Trust. Egon Ali Oglu, Trustee, serves as our President and Director. AICO Revocable Trust currently owns all of the issued and outstanding controlling preferred stock of SOLAR*MAGIC™ International Incorporated. Consequently, the shareholder controls the operation of the Company and will have the ability to control all matters submitted to shareholders for approval, including

- Election of the board of directors.
- Removal of any directors.
- Amendment of the Company's certificate of incorporation or bylaws; and
- Adoption of measures that could delay or prevent a change in control or impede a merger, takeover or other business combinations.

This stockholder will thus have complete control over our management and affairs. Accordingly, this ownership may have the effect of impeding a merger, consolidation, takeover or other business consideration, or discouraging a potential acquirer from making a tender offer for the common stock. This offering statement contains forward-looking statements and information relating to us, our industry and to other businesses.

On November 15, 2008, the Company borrowed $10,000 from ENVIRODESIGN, of which a director of the Company, Egon Ali Oglu is a controlling principal. The note bears a 5% interest rate from the Company, is documented and is payable on demand.

Except as otherwise indicated herein, there have been no related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 11 of Form 1-A, Model B. The Company utilizes the office space and equipment of its sole shareholder at no cost. Management estimates such amounts to be immaterial.

ITEM 12. Securities Being Offered.

Common Stock

A maximum of 4,000,000 common shares are being offered to the public at $1.25 per share. There is no minimum. A maximum of $5,000,000 will be received from the offering. Of the shares (the "Shares") of Common Stock, no par value per share ("Common Stock"), of the Company offered hereby (the "Offering"), all shares are being offered by the Company and no shares are being offered by any selling shareholders. The Company will receive all proceeds from the sale of shares of Common Stock, after expenses and any brokers' compensation.

(a) *Description of Common Stock.*

The Company is authorized by its Certificate of Incorporation to issue an aggregate of 100,000 shares of Common Stock, no par value per share (the "Common Stock"). As of December 28, 2008, 100,000 shares of Common Stock were outstanding. The Company, on June 5, 2009, increased the authorization of common shares to 100,000,000 from 100,000 shares and proportionately issued to current shareholders the shares as stated herein. All outstanding shares of Common Stock are of the same class and have equal rights and attributes. The holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of stockholders of the Company. All stockholders are entitled to share equally in dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available. In the event of liquidation, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of all liabilities. The stockholders do not have cumulative or preemptive rights.

The description of certain matters relating to the securities of the Company is a summary and is qualified in its entirety by the provisions of the Company's Certificate of Incorporation and By-Laws, copies of which have been filed as exhibits to this Form 1-A.

(b) *Background Information on the Preferred Stock.*

The Company is authorized by its Certificate of Incorporation to issue an aggregate of 30,000,000 shares of Preferred stock, no par value per share (the "Common Stock"). As of March 31, 2009, 25,000,000 shares of Preferred Stock were issued and outstanding.

All outstanding shares of Preferred Stock have equal rights and attributes. The holders of the Preferred Stock are entitled to ten (10) votes per share on all matters submitted to a vote of stockholders of the Company. All stockholders are entitled to share equally in dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available. In the event of liquidation, the holders of Preferred Stock are entitled to share ratably in all assets remaining after payment of all liabilities. No Preferred Stock is being offered in the Offering Circular.

(c) *Debt Securities.* None

(d) *Other Securities to be Registered.* None.

Dividends

The payment of dividends, if any, is to be within the discretion of the Board of Directors. We presently intend to retain all earnings, if any, for use in our business operations and accordingly, the Board of Directors does not anticipate declaring any dividends in the near future.

Other Information Relating to the Common Stock Being Offered.

Upon completion of this Offering, the Company will have approximately 85,000,000 shares of Common Stock outstanding if the maximum is sold. All of the shares sold in this Offering are freely tradable under an exemption from registration. The preferred stock held by the controlling shareholder is deemed "restricted securities" under Rule 144. Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144, 144(k) or 701 promulgated under the Securities Act, which rules are summarized below. As a result of the provisions of Rules 144, 144(k) and 701, no shares will be available for immediate sale in the public market on the date of this Offering circular. Beginning 180 days after the date of this Offering circular, (i) no shares will be available for immediate sale in the public market in accordance with Rule 144(k) and (ii) some shares will be available for sale in the public market in accordance with Rule 144 or Rule 701, subject to the volume and other resale limitations of Rule 144.

Indemnification of Directors and Officers:

The Company is incorporated under the laws of the State of New Hampshire. New Hampshire General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses including attorneys' fees, judgments, fines and amounts paid in settlement in connection with various actions, suits or proceedings, whether civil, criminal, administrative or investigative other than an action by or in the right of the corporation, a derivative action, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses including attorneys' fees incurred in connection with the defense or settlement of such actions and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's certificate of incorporation, bylaws, agreement, and a vote of stockholders or disinterested directors or otherwise. In the appropriate and due course of business, directors and officers insurance will be procured if professionally required and advisable.

The Company's Certificate of Incorporation provides that it will indemnify and hold harmless, to the fullest extent permitted by the New Hampshire General Corporation Law, as amended from time to time, each person that such section grants us the power to indemnify.

The New Hampshire General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

- any breach of the director's duty of loyalty to the corporation or its stockholders;
- acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
- payments of unlawful dividends or unlawful stock repurchases or redemptions; or
- any transaction from which the director derived an improper personal benefit.

The Company's Certificate of Incorporation provides that, to the fullest extent permitted by applicable law, none of our directors will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director. Any repeal or modification of this provision will be prospective only and will not adversely affect any limitation, right or protections of a director of our company existing at the time of such repeal or modification.

Reports to Security Holders:

(1) The Company will file reports with the SEC. Initially, the Company will be a non-reporting company until such time as the Company files quarterly and audited financial statements.

(2) The public may read and copy any materials the Company files with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Additionally, the SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that files electronically with the SEC, this can be found at http://www.sec.gov.

You should consider the terms and risks of this offering before you invest. No government regulator is recommending these securities. No government regulator has verified that this document is accurate or determined that it is adequate. It is a crime for anyone to tell you differently.

FINANCIAL STATEMENTS

MANAGEMENT DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

These forward-looking statements are based on the beliefs of our management, as well as assumptions made by and information currently available to our management. When used in this offering circular, the words "estimate," "project," "believe," "anticipate," "intend," "expect" and similar expressions are intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are subject to risks and uncertainties that may cause our actual results to differ materially from those contemplated in our forward-looking statements. We caution you not to place undue reliance on these forward-looking statements, which speak only as of the date of this offering circular. We do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this offering circular or to reflect the occurrence of unanticipated events.


SOLAR*MAGIC
INTERNATIONAL

Corporate Organization Chart


Board of Directors
President, CEO
Solar Systems Suppliers
Solar Joint Ventures
Administration
Head Office-USA
Solar Farms – USA
Solar Farms – J.V.

Administrative Head Offices will contain the following activities:

- PRESIDENT AND STAFF OFFICES WITH CONFERENCE FACILITY
- WEST COAST BRANCH – NEW BUSINESS DEVELOPMENT
- CORPORATE FINANCE & ACCOUNTING
- OPERATIONAL SYSTEMS PRODUCTION CONTROLS
- INTERNET WEB PORTAL & COMMUNICATION
- MARKETING AND EDUCATIONAL/PROMO SERVICE SYSTEMS
- SOLAR PROJECTS CONTROLS AND DEVELOPMENTS
- PUBLIC RELATIONS – R&D NEW PRODUCTS

Results of Operations
Year ended December 31, 2008

PART F/S

SOLAR*MAGIC™ International Incorporated

Financial Statement



SOLAR*MAGIC™
International, Incorporated

Balance sheet of Solar*Magic International, a proprietorship and a development stage company, as of **December 31, 2008**, and the related statements of operations and proprietor's capital, and cash flows for the year ended, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants.

ASSETS

Current Assets:	
Cash	$185
Prepaid expense	1,232
Total current assets	1,417
Fixed Assets:	
Office furniture and equipment	4,650
Solar equipment	500
Less: accumulated depreciation	(515)
Total fixed assets	4,635
Other assets:	
Organization costs	5,200
Trademarks and trade name	1,000
Total other assets	6,200
TOTAL ASSETS	$12,252

LIABILITIES AND PROPRIETOR'S CAPITAL

Current liabilities:	
Accounts payable, trade	10,490
Proprietor's capital	1,762
TOTAL LIABILITIES AND PROPRIETOR'S CAPITAL	$12,252

Income Statement

SALES REVENUES	$70,400
COST OF SALES	
Subcontracted labor	57,651
Gross profit	12,749
OPERATING EXPENSES	
Auto expense	10,536
Selling expense	8,808
Operating supplies	1,677
Telephone and fax	1,106
Office rent	1,200
Computer and website	1,648
Reproduction and printing	680
Marketing expense	617
Depreciation and amortization	515
	26,787
NET LOSS	(14,038)
Proprietor's capital, beginning of year	--
Proprietor's contributions	15,800
Proprietor's capital, end of year	$ 1,762

CASH FLOWS FROM OPERATING ACTIVITIES

Net loss	$(14,038)
Adjustments to reconcile increase in net loss to net cash used in operating activities:	
Depreciation and amortization	515
(Increase) decrease in prepaid expense	(1,232)
Increase (decrease) in:	
Accounts payable, trade	10,490
NET CASH USED IN OPERATING ACTIVITIES	(4,265)

CASH FLOWS FROM INVESTING ACTIVITIES:

Purchase of property and equipment, net	(5,150)
Organization costs	(5,200)
Purchase of trademarks and trade name	(1,000)
NET CASH USED IN INVESTING ACTIVITIES	(11,350)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Proprietor's contributions	15,800
NET CASH PROVIDED BY FINANCING ACTIVITIES	15,800
NET INCREASE IN CASH	185
CASH, beginning of year	--
CASH, end of year	$ 185
SUPPLEMENTAL CASH FLOW DISCLOSURES:	
Cash paid during the year for:	
Interest	$ --

NOTES

Note

1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of the business operations

Solar*Magic International (the Company) is a development state company which provides the design, engineering and sales of automated solar photovoltaic systems for a variety of end users. These financial statements include only those assets and liabilities of the proprietor, Egon AliOglu, that relate to this Solar*Magic International operations.

The Company is located in Antrim, New Hampshire and operated as a sole proprietorship for the year ending December 31, 2008 (its initial year of operations). It has since incorporated as Solar*Magic International, Inc. with seven shareholders.
Although the Company is located in New Hampshire, it targets international markets for its products.

Revenue recognition

The Company's financial statements were prepared using the accrual basis of accounting, the purpose of which is to records revenues when earned and record expenses when they are incurred.

Furniture, equipment and depreciation

Furniture and equipment is stated at cost at date of purchase, except for furniture and equipment with a basis of $1,620 transferred to the business by its owner, Egon AliOglu, at inception. Depreciation is calculated using the straight line method over the estimated useful lives as of the year ended December 31, 2008. Estimated lives are 10 years.

Advertising and marketing

The Company expenses advertising production costs the first time the advertising occurs, except for brochures which are capitalized and amortized over their period of future distribution. Advertising and marketing costs of $616 were expensed for the year ended December 31, 2008, and $1,232 is shown as prepaid expense on the balance sheet.

Income taxes

All tax effects of the sole proprietorship's income or loss are passed through to the proprietor individually; thus, this statement includes no federal income tax expense or benefit for the sole proprietor.
No State of New Hampshire business taxes are due at this time.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles required management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those amounts. Depreciation expense is a significant estimate.

Note 2 OFFICE RENTAL – RELATED PARTY

The Company was charged $1,200 for rental of office space from its sole proprietor for 2008.

Note 3 CONCENTRATIONS

The Company had revenues from one customer which totaled 100% of total revenue during the year ended December 31, 2008.

For the year ended December 31, 2008, purchases from one vendor represented 100% of total payments for subcontracts.

Note
4 SUBSEQUENT EVENTS

Mr. AliOglu has evaluated subsequent events through December 22, 2009, the date which the financial statements were available to be issued.
For the year to date for 2009, many marketing activities have been conducted, but no contracts to date. Mr. AliOglu and additional founding corporate investors have contributed over $21,000 in 2009 toward Company operations and marketing efforts. Several solar projects in New Hampshire are lined up for the Spring - Summer of 2010 construction, and one is in the negotiation process for a large solar farm type project overseas.

Balance sheet of Solar*Magic International, a proprietorship and a development stage company, as of **December 31, 2009**, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants.

ASSETS

Current Assets:	
Cash	$280
Prepaid expense	1,232
Total current assets	1,512
Fixed Assets:	
Office furniture and equipment	4,650
Solar equipment	500
Less: accumulated depreciation	(987)
Total fixed assets	4,163
Other assets:	
Organization costs	5,200
Trademarks and trade name	1,000
Total other assets	6,200
TOTAL ASSETS	$ 11,875

LIABILITIES AND PROPRIETOR'S CAPITAL

Current liabilities:	
Accounts payable, trade	14,869
Note payable	1,400
TOTAL LIABILITIES	$16,269
Proprietor's capital (deficit)	(4,394)
TOTAL LIABILITIES AND PROPRIETOR'S CAPITAL	$ 11,875

Note
1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of the business operations
Solar*Magic International (the Company) is a development state company which provides the design, engineering and sales of automated solar photovoltaic systems for a variety of end users. These financial statements include only those assets and liabilities of the proprietor, Egon AliOglu, that relate to this Solar*Magic International operations.
The Company is located in Antrim, New Hampshire and operated as a sole proprietorship for the year ending December 31, 2009. It has since incorporated as Solar*Magic International, Inc. with eight shareholders.
Although the Company is located in New Hampshire, it targets international markets for its products.

Revenue recognition
The Company's financial statements were prepared using the accrual basis of accounting, the purpose of which is to records revenues when earned and record expenses when they are incurred.

Furniture, equipment and depreciation
Furniture and equipment is stated at cost at date of purchase, except for furniture and equipment with a basis of $1,620 transferred to the business by its owner, Egon AliOglu, at inception. Depreciation is calculated using the straight line method over the estimated useful lives. Estimated lives are 10 years.

Advertising and marketing
The Company expenses advertising production costs the first time the advertising occurs, except for brochures which are capitalized and amortized over their period of future distribution. Prepaid advertising and marketing costs of $1,232 are shown as prepaid expense on the balance sheet.

Income taxes
All tax effects of the sole proprietorship's income or loss are passed through to the proprietor individually; thus, this statement includes no federal income tax expense or benefit for the sole proprietor.
No State of New Hampshire business taxes are due at this time.

Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles required management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those amounts. Depreciation expense is a significant estimate.

Note
2 SUBSEQUENT EVENTS

Mr. AliOglu has evaluated subsequent events through December 22, 2009, the date which the financial statements were available to be issued.
For the year to date for 2009, many marketing activities have been conducted, but no contracts have been executed to date. Mr. AliOglu and additional founding corporate investors have contributed in 2009 towards achieving the Company's operations and marketing efforts. Several solar projects in New Hampshire and Massachusetts are being negotiated for the spring, summer of 2010 construction, totaling approximately $978,000.

Products & Services

SOLAR*MAGIC™ Auto-tracking Solar Systems:

	System type	6 panels	9 panels	12 panels
A.	Standard arrays capacity	1.2 KW	1.8 KW	2.4 KW
		12 h/d	18 h/d	24 h/d
	Installed system cost	$ 22,500	$ 26,000	$ 30,000
	If packaged to ship	$ 18,500	$ 22,000	$ 26,000
B.	Solar Sun*Flower Systems	$ 50,000	$ 56,000	$ 62,000
	Custom items – negotiable	……..	……..	……..

C.	Solar Farms (own projects)	25 acres – 20 year lease	50 acres – 20 year lease
	Based on large arrays	$ 24,000 (with min margin)/u	same cost
		50 units	100 units
	Annual KW hour's	360,000/y	720,000/y
	At $ 0.28/KWh average	$100,800/y	$ 201,600/y
	Cost of operation	$ 28,125/y	$ 56,250/y

For accounting bases ad following considerations;

Tax and depreciation advantages
Selling power to utility under contract for 20 years
Substantial equipment asset base

D. Solar Film (DVD) Package together with updated expanded Owners Guide retail at $ 125/pack.
E. Custom sizing and engineering for any customer – FREE service via our software system
F. Free monthly Newsletter for members www.globalinteractivenet.com
G. Entrepreneurial Package to set up Demo-Distribution Agencies

The Company has included in this Disclosure Document all of its representations about this offering. If anyone gives you more or different information, you should ignore it. You should rely only on the information in this Disclosure Document.

NOTE: After reviewing management's discussion of the steps it intends to take, potential investors should consider whether achievement of each step within the estimated time frame is realistic. Potential investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

SIGNATURES:

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Antrim, State of NH, on May 12, 2010.



(Issuer) Solar *Magic™ International Incorporated

By (Signature and Title) [signature] CEO and F.O.
Egon Ali Oglu, Chief Executive and Financial Officer

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

(Signature) Karen B Scott

(Title) Vice President / Director

(Selling security holder) Karen B. Scott

(Date) May 12, 2010

LIST OF EXHIBITS AND SUPPLEMENTAL INFORMATION

TAB	AMENDED FINANCIAL INFORMATION
1)	Solar*Magic 2008 Financial Statements and Supplemental Information
2)	Solar*Magic November 2009 Balance Sheet
3)	Biographies on Principal Officers and Directors
4)	Corporate Documentation, including Articles of Incorporation and Bylaws
5)	List of Shareholders
6)	Articles of Amendment and Shareholder Resolutions
7)	Consents to Action by Shareholders and Directors without Meeting
8)	Five Year Budget and Notes
9)	List of Fixed Assets; List of Inventory; List of Contingent Liability
10)	Executive Summary
11)	Corporate and Marketing Brochure
12)	Corporate Trade Names and Product-Service Marks
13)	Article Regarding Solar Energy Developments
14)	October 6, 2009 Rule 252 (H)(2)amendment letter, including POA for SEC filings
15)	Owners Guide
16)	Book by AliOglu I SOLD THE SUN TO THE SAUDIS



SOLAR*MAGIC™

GUIDE TO YOUR OWN SOLAR SYSTEM

Converting Sunlight Into Electricity Via A Photovoltaic Process With Electronic Auto-Tracking Solar Systems



VISIT US ONLINE AT
www.globalinteractivenet.com
or e-mail
eaoglu@mcttelecom.com



SOLAR*MAGIC™

SOLAR*MAGIC™ IS YOUR ANSWER TO INDEPENDENCE FROM THE UTILITY GRID. THIS SOLAR SOLUTION PROVIDES YOUR OWN ELECTRICITY VIA A PREDICTABLE, BENIGN AND POLLUTION FREE PROCESS OF CONVERTING SUNLIGHT INTO ELECTRIC POWER.

This information package **'Guide to Your Own Solar System'** will explain how our electronically auto-tracking solar station follows the sun from morning to evening and how it converts the sunlight into electric power. The photovoltaic (PV) process of sunlight conversion into electricity is by now a well-established technology. Many U.S., Japanese and now one new Chinese company manufacture what is commonly referred to as PV solar panels. The information within this **'Guide to Your Own Solar System'** will also explain how one can obtain the necessary components and how to build your own auto-tracking solar station in your own back yard.

But first, the reason why we call our solar system **Solar*Magic**™ is because the solar photovoltaic technology is truly a magical process. Keep reading for a description of a simple version of how it works.

Our fervent hope is that by learning more about **Solar*Magic**™ as a system of providing your own independent and reliable source of electric energy will foster greater economic benefit and the peace of mind that your electricity will never go off and you say 'good bye' to reliance on the utility grid.





A SUMMARY WHAT YOU WILL LEARN

- What Is Photovoltaic Technology
- Details On Typical PV Solar Panels
- How **Solar*Magic**™ System Works
- Efficiency Factors And Sizing Of System
- Economic Comparison
- Rebates And Incentives
- FAQ s On Solar Systems
- Your Negotiations With Contractors
- To Protect And Maintain Your Solar System
- What To Do In Case Of Any Malfunction
- How To Acquire A **Solar*Magic**™ System
- Our Power Point Presentation

It is advisable that you consult with us if you have additional questions or wish to get our assistance in any of the matters that relate to your specific application of Solar*Magic™ system.



WHAT IS PHOTOVOLTAIC TECHNOLOGY?

The word photovoltaic is derived from the Greek word ***photons***, meaning light, and in reference to the Italian physicist inventor of batteries *Alessandro Volta*, thus the combined word 'photovoltaic' is used in reference to sunlight conversion into electric DC current.

HOW DOES THE PHOTOVOLTAIC PROCESS WORK?


load
current
sunlight
n-type silicon
junction
p-type silicon
photons
electron flow
"hole" flow

Photovoltaic solar cell, the actual power plant in any PV system, consist of layers of treated silicon material in form of a very thin wafers, usually 4" x 4" in size, with layers of conductive material between them, converts the light into electric current.

As the diagram shows, when light – photons – hit the static junction between the layers of treated silicon, the photons break up the atoms normal structure and release some of the electrons from the bonds of the material atoms. The freed electrons, chasing loose trying to find the normal position of the atom structure, thus in the process of running around the conductive material, create minuscule electric current. Usually a solar cell produces about ½ watt of electric power. When a number of such PV solar cells are combined into a solar panel, these then are rated for specific capacity. A variety of solar panel manufacturers create different sizes of PV panels that are combined into solar arrays for specific capacities.



EXAMPLES OF PV PANELS AND ARRAYS



Example of a PV solar panel about 3' x 5' in surface area, rated at about 200 Watt.



Six of such PV panels will, on a sunny day, generate about 2+ KW in DC current.



CONVERTING THE DC CURRENT TO AC

As part of the overall PV solar system, the DC current is normally, either stored in batteries, or converted to AC 110 volt 60-cycle household electric current to be connected to a distribution panel for use by a variety of circuits. That type of system is referred to as grid direct connection in which case one does not need any batteries to store the electric power. These different diagrams explain two arrangements of treating the collected solar power for household or any commercial uses:


Light
Computer
Television
Video
Solar panel
Control System
Television
Radio
Telephone
Batteries

EXAMPLE OF BATTERY STORAGE OR DIRECT USE


Roof
Ground Level
Basement
PV Combiner
AC Mains Panel (Breaker Box)
AC Disconnect
DC Disconnect
Charge Controller
Inverter
Batteries



SOLAR*MAGIC™ SYSTEM

To optimize the PV solar collection of sunlight, the sun's rays need to hit the surface of the PV panels at a 90 degree angle to make the PV cells produce the maximum amount of current possible. Frequently people use their roofs as location for solar panels. Such cases are the most inefficient and we will go into specific reasons in our later chapter. For now, lets us look at how our **Solar*Magic™** system works and why it is the only way to harness the sun and to optimize your investment.

As system components **Solar*Magic™** requires very few parts. These are:

1. **Combined array of solar PV panels – in the case of our systems we use 6, 8, 10 and or 12 panels per array.**

2. **Electronically modulated auto-tracking mechanism with a light cell to control light direction AM to PM.**

3. **A frame rack that fits over auto-tracker equipment to hold a specific number of panels 6, 8, 10 or 12.**

4. **A steel column imbedded in a concrete foundation or metal connectors to hold the steel column to any foundation structure.**

5. **Appropriate type and size inverters, switches, cables, wires and a smart - digital type – meter recording only solar system.**

6. **A modem for high-speed Internet access to monitor your systems operation and record its performance.**

These six parts of our system, when sized to meet a specific electric load, assembled per our directions and specifications and with the best workman quality, will operate and produce electricity from early sun rise to sunset on any sunny day. In sizing the **Solar*Magic™** system for a specific use, many considerations must be accounted for. Electric load is one; a shadow-less location is very important; geographic location and average number of sunny days; security of the system since electric current is being generated.





EFFICIENCY FACTORS & SIZING THE SYSTEM

Solar*Magic™ system can be used for any application. It can be used for a household, commercial uses, schools, office parks, and in the near future in any parking area to recharge your electric car. While all these applications have to be individually analyzed and sized, a simple example is an average size household. An average small home is about 1200 square foot of enclosed area. We calculate 650 Watts of electric power times the square area as a normal electric load for a year. This 780 KW of power is divided by average number of 250 sunny days gives you an average 3.12 KW capacity that your solar system should collect. Our 6 panel array x 2 stations or a 12 panel as one station will rate at about 4+ KW and will collect energy hours more efficiently.

The efficiency factor becomes very critical compared to a stationery solar PV system. Without adjustment for seasonal angle and collecting, only about 30% per day of useful light, compared to **Solar*Magic**™ which allows for 100% light collection at 10 to 12 hour daily cycle. Our PV solar system costs the same amount of dollars for equipment and to install, but will vastly outperform any stationery – roof or on the ground – PV system.

The sun's movement in relationship to any point on Earth constantly changes. Solar PV cells work at maximum efficiency when the sun strikes at 90 degrees to its surface, in both axes. As the result, daily and seasonal angle adjustments are very necessary. The **Solar*Magic**™ solar system automatically tracks the sun to the appropriate daily and seasonal angle resulting in optimum solar energy collection. No other solar system does that and cost so little as **SOLAR*MAGIC**™.





ECONOMIC AND OTHER ADVANTAGES

Economic and practical advantages and incentives are many when one uses the free, clean and benign power of the sun. Sunlight, our constant and very predictable source of energy that we have, is **free**. Yes, other then the investment into a system of equipment that collects it, look at it as your own power plant, the energy streaming from the sun is free. It is not only free but it is the cleanest and most harmless energy source compared to any others polluting systems that are being used today.

Here is a short list of the most obvious practical and economic benefits and advantages. We welcome your suggestions of additional items to this list:

- No downtime in times of natural disasters like ice and snow storms, thunder storms, hurricanes, providing that you chose a solar system with storage batteries. Look at the diagrams in previous section.

- The electronic monitoring of the **Solar*Magic™** system performance will indicate, not only how much electric power you collect, but also the amount of positive carbon credits that your system is producing. Such positive carbon credits you can sell and or trade with your local utility company and other industrial enterprises.

- After your own solar power plant is amortized, all electric power is free for as long as the solar station is in operation and the sun shines. This calculation is complex because it depends on many specific factors that will vary from one application to the other. See one specific example in other section herein.



- There is no maintenance necessary as the system is totally automated. The electronic auto-tracing equipment taps a very small, insignificant amount of electric power from the solar modules to track the sun. The system automatically returns to eastern direction for overnight sleep. Early in the morning hour, at first ray of unimpaired sunlight, our **SOLAR*MAGIC™** system begins to collect maximum amount of electric power. At very short intervals it automatically adjusts itself to a correct position to the sun.

- The economic advantages and benefits are very favorable these days and will only become better. Federal, state tax deductions, positive carbon credits and depreciation of equipment, all amount to about 48% of the cost of our solar system. After these considerations are taken in account we have brought our type of solar PV system to about $ 6+ per watt of systems costs. Again, see other sections that explain this in more details.

- If one compares our type of solar power station to an average cost of a car, and accounts the difference, the car will depreciate in 5 years to almost zero and our solar system will appreciate at least by 5% annually. In the car case one has all the additional ongoing expenses such as costs of insurance, maintenance, taxes, registration, fuel and substantial wear and tear process, while our solar station, silently and without any additional costs just keeps on working producing clean electric energy. Nothing is in existence that can match this productive, economical and very efficient process.

- There is one additional and most important advantage to our benign solar system and that is that it does not pollute the air or the Earth, like coal, gas, oil and nuclear plants do. This environmental concern is now driving great developments of many other alternative energy systems and it is a major issue globally, but this serious issue, is in many ways, a far more meaningful concern then very minor cost of installing clean and benign solar system such as **SOLAR*MAGIC™**. By making this timely investment **now** you are also saving any future increases in equipment and labor costs. In all, **SOLAR*MAGIC™** system is a WIN - WIN proposition.





YOUR ROAD TO INDEPENDENCE & PROSPERITY

HOW TO ORDER YOUR SOLAR SYSTEM

First of all it is very important and very advisable that a customer fills out the attached form and register it with **SOLAR*MAGIC™** International Inc. You can do this either online via our web site www.globalinteractivenet.com or mail it to SOLAR*MAGIC International Inc., P.O. Box 448, Antrim, NH 03440, U.S.A, or email the information to eaoglu@mcttelecom.com for our review and recommendations.

IMPORTANT INFORMATION TO BE PROVIDED:

- Your full name, address, e-mal and telephone numbers.
- If you own a home specify type, size, location and approximate area.
- Amount of electric load you will require to generate.
- If the house is free standing, yard dimension and house location in it.
- South orientation in relationship to the house.
- Your solar system will require 25' x 35' shadow free yard area.
- Your present monthly electric cost and KWh usage.
- Name of your utility company and their contact information.
- Best time to contact you or you prefer e-mail contact?
- When do you anticipate purchasing your solar system equipment?

After we receive your information we may have additional questions and will contact you for further input. Subsequent to our analysis we will furnish you our report specifically for your application.



NEGOTIATIONS WITH CONTRACTORS

After purchasing your solar system components it is also of significant importance that you select your local electrical contractor who will install the **Solar*Magic™** components into a complete operating system. The contractor will also have to provide, besides labor, conduits, wires and ON-OFF switches as per our specific recommendations that will be specified as part of the Owners Manual together with the components shipped to you.

In the U.S. the contractor will likely have to obtain a permit to connect your system to the utility grid if the high-breed is the system that you will select. Your negotiations with such a contractor should be for his labor and parts only. Make sure that he provides you a written proposal for his work that includes when he will start and complete his service. Ask him to provide you with a copy of his insurance policies. Retain at least 10% of his contract for last payment after he provides you with copies of statement of completion and all utility certifications.

Your **Solar*Magic™** system components will include the detailed instructions and will provide you with the Owners Manual that will include further instruction how to select an electrical contractor to install and complete the system. You should very carefully check to insure that all installation work was done correctly as per instructions and that the system if functioning before you final payment is made.

Questions to ask your potential contractor:

1. Has he ever installed a solar system for other customers?
2. If yes, what kind and get their reference on his work and reliability.
3. When can he start and finish your project.
4. Share with him what you have purchased and what he has to include.
5. Familiarize him with where you wish to locate your solar system.
6. Ask him to provide you with a detailed proposal for his service.
7. Make certain that he is a licensed and reputable electrical contractor.



PROTECT & MAINTAIN YOUR SOLAR SYSTEM

Protect Your Solar System

Security of location where the solar system will be shadow free is very important. You must consider the worst case scenario at mid-winter shadows cast from a building, trees and other structures. Best location is always the back yard of a building or high free land area.

Since you solar system is generating electric power, a DC current, it should be protected from any damage and possibly fenced in for safety reasons. A warning sign should be placed on the fence stating "HIGH VOLTAGE, KEEP OUT". Many of our customers just plant some flowering shrubs around the station and keep internal area without any grass. That solution prevents anyone to come close to the station yet very attractive to look at it.

Maintenance

You can monitor the **SOLAR*MAGIC** ™ system using the high-speed service to the Internet which tracks performance of the system. There is no maintenance required but sometimes the light cell which is a very small box attached to the upper part of the array may malfunction in which case it is advisable to replace it with a new unit. This unit is very inexpensive and we can ship it express mail.

Since the solar array is always under a certain angle and it rests at night facing East at a very sharp angle, no accumulation of water dust and or snow will be possible. However, if some snow accumulates during the day, and stops the array from functioning, it is advisable to clear the snow as soon as possible. The solar panels do develop very low heat temperature during their normal operational function so that any cool breeze around the solar array only helps them to be more productive.



SIZING YOUR SOLAR*MAGIC™ SYSTEM

For help in sizing your own **SOLAR*MAGIC** ™ solar system solution:

- Please go to our website www.globalinteractivenet.com , click on solar panel and fill out the online form. You can also do it after you buy the Owners Guide that will include information required of you to get our recommendations for your specific solar system.
- Or you can fill out the attached form at the end of this document and send it to **Solar*Magic™** International Inc., P.O. Box 448, Antrim, NH 03440, USA
- Or you can email us at info@globalinteractivenet.com for our recommendations and calculations of your electric load and sizing of your **Solar*Magic™** system.

You will promptly receive a recommendation from us with directions about placing your order online at www.globalinteractivenet.com along with an estimated delivery date and shipping cost.

After we receive your order, a specific delivery date will be determined. Depending on your location, country and shipping method, it may take 6 to 8 weeks for delivery in the U.S. and additional shipping time for overseas.

Besides your direct benefits that the **Solar*Magic™** system will produce for you, the positive carbon credits simply means that you are contributing towards greener Earth to stabilize our climate conditions while benefiting financially. That may become the greatest effort on your part to help all of us to live better, breathe cleaner air, and enjoy freedom from coal, oil, gas and nuclear power monopolies and cartels.



EXAMPLE HOW TO CALCULATE YOUR RETURN ON INVESTMENT

To calculate your specific case of return on investment and to see if using the sun as your source of energy, and if your specific investment meets environmental investment considerations, use this example as a formula:

1. **At an average cost of $ 10.50/Watt for a complete, all parts and installation of SOLAR*MAGIC™ solar PV system, sized to a daily load of 2.5 KW electric capacity, your systems cost will be $ 26,250.**

2. **Subtract from that number your tax credits, depreciation and positive carbon credits offset, we calculate these days as about 48% of total cost, that should result as follows; > $ 26,250 – $ 12,600 = $ 13,650.**

3. **Divide this net sum over number of years that you wish to amortize that investment. A 12.5 year amortization period (half guaranteed life performance by manufacturers of PV cells, panels and all other equipment) would be; $13,650 over 12.5 = $ 1092 divided by 12 months = $ 91/month. This is less then one half of your cost if you had to lease a car but slightly more then your present utility bill. But in the process you are receiving your full electric capacity at no cost**

4. **If you wish to calculate your systems cost of $ 91/month to equate it to cost per KW-hours of electric capacity collected over a month period, and you are collecting 2.5 KW x 10 hours a day = 25 KW-h times 30 days = 750 KW-h/month. The cost of your solar system per month is $ 91 divided by 750 KW-h = $0.12/KW-h.**

These are your tangible, financial considerations, but, you should remember that there are many other considerations that are vitally important to be also considered. Here are just few examples:

- **Health of our planet Earth**
- **Health for the next generation**
- **Air pollution from oil, coal and nuclear fuels**
- **Dependence on foreign oil and gas**
- **Foreign suppliers manipulation of energy costs**
- **Presently costing US over $ 450 billion per year**
- **Revitalizing workforce, employing green, benign technology**
- **National security and economic health – present & future**



USE THIS FORM TO FILL OUT FOR YOUR SOLAR SYSTEM:

Name ______________________________

Address ______________________________

Country ______________________________

Telephone # ______________ Email ______________________________

Size of your house in square area? ______________________________

Average electric monthly bill in $______________& KWh ______________

Any land free of trees and building shadows? ______________________________

SOLAR*MAGIC system must face south ______________________________

When do you consider building your solar system? ______________________________

Are you intending to be totally off grid or part connected? ______________

____

____

Are you in rural or urban area? ______________________________

____

____

Mail this form to:
SOLAR*MAGIC™ International Inc, P.O. Box 448, Antrim, NH 03440, or email your answers to Egon at eaoglu@mcttelecom.com and you can also reach us online at www.globalinteractivenet.com

Thank you. And don't forget to register and get your FREE Owners Guide.



Conservation and efficiency in energy consumption plus optimum use of PV solar energy will outperform any other energy generating systems and or methods. Put your hard earned dollars in your pocket by using SOLAR*MAGIC™ auto-tracking solar system.



OUR PLANET EARTH IS IN YOUR HANDS
USE SOLAR ENERGY TO BENEFIT US ALL

FOR MORE ON

SOLAR*MAGIC ™

VIEW OUR
POWER POINT PRESENTATION



CLICK HERE TO START

